SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                            NOONEY REALTY TRUST, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                    655379105
                                 (CUSIP Number)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                      Kansas City, MO 64108, (816) 292-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    11/09/99
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. _____


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).

CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           KelCor, Inc.
           43-1620514

(2)     Check the Appropriate Box                (a)        X
                                                        ---------
          if a Member of a Group*                (b)
                                                        ---------

(3)     SEC Use Only

(4)     Source of funds
          WC**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                      ______

(6)      Citizenship or Place of Organization
           Missouri

           Number of shares                 (7)     Sole Voting Power
           beneficially owned                             None
           by each reporting
           person with:                     (8)     Shared Voting Power
                                                         41,113

                                            (9)     Sole Dispositive Power
                                                          None

                                           (10)    Shared Dispositive Power
                                                         41,113

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              41,113

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                   ------------

(13)     Percent of Class Represented by Amount in  Row (11)
          4.74%

(14)     Type of Reporting Person*
            CO

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           David L. Johnson
           ###-##-####

(2)     Check the Appropriate Box                      (a)        X
                                                              ---------
          if a Member of a Group*                      (b)
                                                              ---------

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)             ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                    (7)     Sole Voting Power
           beneficially owned                                None
           by each reporting
           person with:                        (8)     Shared Voting Power
                                                            80,682

                                               (9)     Sole Dispositive Power
                                                             None

                                               (10)    Shared Dispositive Power
                                                            80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
(13)     Percent of Class Represented by Amount in  Row (11)
          9.31%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

CUSIP Number 655379105

(1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
           Sandra L. Castetter
           ###-##-####

(2)     Check the Appropriate Box                      (a)        X
                                                              ---------
          if a Member of a Group*                      (b)
                                                              ---------

(3)     SEC Use Only

(4)     Source of funds
          PF**

(5)     Check Box if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)               ______

(6)      Citizenship or Place of Organization
           United States

           Number of shares                  (7)     Sole Voting Power
           beneficially owned                              None
           by each reporting
           person with:                      (8)     Shared Voting Power
                                                          80,682

                                             (9)     Sole Dispositive Power
                                                           None

                                             (10)    Shared Dispositive Power
                                                          80,682

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
              80,682

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                      ---------

(13)     Percent of Class Represented by Amount in  Row (11)
          9.31%

(14)     Type of Reporting Person*
            IN

*  See Instructions before Filling Out!
** A portion of the funds was obtained by purchasing on a margin account.

Item 1.      Security and Issuer.

                  This Schedule 13D relates to the common stock, par value $1.00 per share (the "Securities"), of Nooney Realty Trust, Inc., a Missouri corporation ("Nooney"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 2.      Identity and Background.

         This report is filed by KelCor, Inc. ("KelCor"), David L. Johnson, CPA ("Mr. Johnson") and Sandra L. Castetter ("Ms. Castetter"). The foregoing persons are hereafter referred to as the "Reporting Persons".

         KelCor is a Missouri corporation with a principal business address of 1100 Main, Suite 2100, Kansas City, Missouri 64105, whose principal business is participating in the acquisition of commercial real estate and loans secured by commercial real estate. Mr. Johnson and Ms. Castetter, husband and wife, own all of the issued and outstanding stock of KelCor as joint tenants with right of survivorship. Mr. Johnson is a director and Vice President of KelCor.

         Mr. Johnson is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is Chairman, Chief Executive Officer and majority shareholder of Maxus Properties, Inc. ("Maxus"), a Missouri corporation located at 1100 Main, Suite 2100, Kansas City, Missouri 64105. Maxus specializes in commercial property management. As indicated above, Mr. Johnson is currently a director and Vice President of KelCor. Mr. Johnson is also a licensed real estate broker in the State of Missouri.

        Ms. Castetter is a citizen of the United States whose personal residence is located at 4617 NW Normandy Lane, Kansas City, Missouri 64116.

         During the past five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Persons acknowledge that they constitute a group. Pursuant to Rule 13d- 5(b) of the Securities Exchange Act of 1934, the group is deemed to beneficially own all of the shares of the individual shares of the group.

Item 3.     Source and Amount of Funds or Other Consideration.

             No purchases were made by the Reporting Persons within the last year. All prior purchases by the Reporting Persons have been previously reported in the Schedule 13Ds filed by The Shareholder Committee to Increase Shareholder Value at Nooney Realty Trust, Inc. 41,113 shares of the Securities reported in
Item 5(a) are held by

KelCor on a margin account. As of the date of this filing, the amount of indebtedness with respect to this margin account for purchases of the Securities was approximately $156,315.

Item 4.      Purpose of Transaction.

             The Reporting Persons acquired the shares to obtain a controlling equity interest in Nooney. As a result of a settlement agreement entered into between Nooney and the Reporting Persons, among others, Mr. Johnson has been elected Chairman of Nooney and is expected to be appointed as a director of Nooney.

Item 5.      Interest in the Securities of Issuer.

         (a) The aggregate number and percentage of the Securities to which this
Schedule 13D relates is 80,682 shares, representing 9.31% of the 866,624 outstanding shares. By virtue of the Reporting Persons being a group, the group is deemed to beneficially own all 80,682 shares. In addition, each of the Reporting Persons may be deemed to share indirect beneficial ownership of the Securities beneficially owned by the other Reporting Persons because of the formation of the group. However, each individual Reporting Person disclaims any indirect beneficial ownership of shares owned by other individual members of the group resulting solely from the existence of the group.

             KelCor is the direct beneficial owner of 41,113 shares of the Securities, which represent approximately 4.74% of the outstanding shares.

             Mr. Johnson is the direct beneficial owner of 39,659 shares of the Securities that are jointly owned by Mr. Johnson and Ms. Castetter, representing approximately 4.57% of the outstanding shares of the Securities. In addition, because Mr. Johnson is a principal shareholder, a director and an officer of KelCor, Mr. Johnson may be deemed to be a beneficial owner of the 41,113 shares held by KelCor. These 41,113 shares represent approximately 4.74% of the outstanding shares of the Securities.

             Ms. Castetter is the direct beneficial owner of 39,659 shares of the Securities held jointly with Mr. Johnson, which represent approximately 4.57% of the outstanding shares of the Securities. By virtue of being a principal shareholder of KelCor, Ms. Castetter may be deemed to be the beneficial owner of the 41,113 shares held by KelCor, which represent approximately 4.74% of the outstanding shares of the Securities.

         (b) KelCor has the direct power to vote and direct the disposition of the shares held by it. By virtue of their being principal shareholders of KelCor, Mr. Johnson and Ms. Castetter may be deemed to share the indirect power to vote and direct the disposition of the shares held by KelCor. Mr. Johnson and Ms. Castetter share the direct power to vote and direct the disposition of the 39,659 shares held jointly by Mr. Johnson and Ms. Castetter.

         (c) No transactions with respect to shares of the Securities by the Reporting Persons were effected during the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         None of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. 37,881 shares of the Securities have been pledged by NKC Associates, L.L.C. ("NKC"), to an affiliate of Mr. Johnson, Bond Purchase,
L.L.C., a Missouri limited liability company of which Mr. Johnson is the principal equity interest holder. In the event that NKC defaulted on the demand loan, Bond Purchase could acquire beneficial ownership of and voting control over such shares.

Item 7.     Exhibits.

         99.1     Joint Filing Agreement

         SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


KELCOR, INC., a Missouri corporation

By: /s/ David L.Johnson                          Date:    November 18, 1999
        David L. Johnson
         Vice President

/s/ David L. Johnson                             Date:    November 18, 1999
    David L. Johnson


/s/ Sandra L. Castetter                          Date:    November 18, 1999
    Sandra L. Castetter

                                  EXHIBIT INDEX


         99.1     Joint Filing Agreement